UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SANARA MEDTECH INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98211X106

(CUSIP Number)

CGI Cellerate RX, LLC
1375 Enclave Parkway Houston, TX 77077
512-320-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. CGI Cellerate RX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,452,731**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,452,731**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,731**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.72%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	2,452,731 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by CGI.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Catalyst Rochal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,452,731**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,452,731**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,731**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.72%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	2,452,731 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by CGI. CGI is a wholly owned subsidiary of Catalyst. By virtue of this relationship, Catalyst may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock held by directly by CGI. Catalyst disclaims beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of its pecuniary interests therein.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

 CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Ron Nixon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,416,587**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,416,587**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,587**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.72%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	3,416,587 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) consists of (i) 2,452,731 shares of Common Stock owned of record by CGI and (ii) 963,856 shares of Common Stock owned of record by FA. CGI is a wholly owned subsidiary of Catalyst. Family Alignment is the Managing Member of FA. Caralyst Group is the Managing Member of Family Alignment. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Mr. Nixon may be deemed indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock held by directly by CGI and FA. Mr. Nixon disclaims beneficial ownership of any Common Stock held or beneficially owned by CGI, FA, Catalyst, Catalyst Group and Family Alignment except to the extent of his pecuniary interests therein.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Brad Gurasich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,452,731**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,452,731**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,731**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.72%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	2,452,731 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by CGI. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. By virtue of these relationships, Mr. Gurasich may be deemed indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock held by directly by CGI. Mr. Gurasich disclaims beneficial ownership of any Common Stock held or beneficially owned by CGI or Catalyst, except to the extent of his pecuniary interests therein.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. The Catalyst Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 963,856**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 963,856**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,856**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.00%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	963,856 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by FA. Family Alignment is the Managing Member of FA. Catalyst Group is the Managing Member of Family Alignment. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Catalyst Group may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock that FA directly beneficially owns. Catalyst Group disclaims beneficial ownership of any Common Stock held or beneficially owned by FA or Family Alignment, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Family Alignment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 963,856**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 963,856**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,856**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.00%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	963,856 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by FA. Family Alignment is the Managing Member of FA. By virtue of this relationships, Family Alignment may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock that FA directly beneficially owns. Family Alignment disclaims beneficial ownership of any Common Stock held or beneficially owned by FA, except to the extent of each of its pecuniary interests therein.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. FA Sanara. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 963,856**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 963,856**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,856**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.00%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

**	963,856 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by FA.

***	The percentage is calculated based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 and as adjusted to reflect the Conversion (as defined below).

Explanatory Note

This Amendment No. 4 to the Statement on Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Sanara MedTech Inc., a Texas corporation (the “Issuer”) by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich”, and, together with CGI, Catalyst, and Mr. Nixon, the “Original Reporting Persons”), The Catalyst Group, Inc. (“Catalyst Group”), Family Alignment, LLC (“Family Alignment”) and FA Sanara, LLC (“FA”, and together with Catalyst Group, Family Alignment, and the Original Reporting Persons, the “Reporting Persons”) to reflect their respective ownership of Common Stock following the Conversion.

This Amendment No. 4 is being filed by the Reporting Persons to amend and supplement the Statement on Schedule 13D filed by the Original Reporting Persons on February 1, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Original Reporting Persons on March 25, 2019, as further amended by Amendment No. 2 to the Original Schedule 13D filed by the Original Reporting Persons on May 31, 2019 and as further amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on November 19, 2019. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended.  Except as set forth herein, all Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

On February 7, 2020, CGI converted (i) the Note to 179,101 shares of Common Stock at a conversion price of $9.00 per share of Common Stock (the “Conversion Price”) and (ii) 1,136,815 shares of Series F Convertible Preferred Stock of the Issuer into 2,273,630 shares of Common Stock (such transactions collectively, the “Conversion”). The total Conversion Price is equal to $1,611,911, which includes accrued and unpaid interest on the Note.

Item 4. Purpose of Transaction

Item 4 is supplemented as follows:

Following the Conversion, the Reporting Persons collectively own a majority of the outstanding Common Stock of the Issuer. As of the date of this Amendment No. 4, the Reporting Persons do not intend to make changes to the composition of the board of directors of the Issuer. The Reporting Persons specifically reserve the right to change their intentions with respect to such matters, and may consider such changes in the future including the addition of new directors that the Reporting Persons believe would benefit the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)

The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 6,023,732 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019 as adjusted to reflect the Conversion.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

2.1	Share Exchange Agreement by and between Wound Management Technologies, Inc. and CGI Cellerate RX, LLC dated as of March 15, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on March 21, 2019).

7.1	Joint Filing Agreement dated February 12, 2020.

10.1	Subscription Agreement between Sanara Medtech Inc. and FA Sanara, LLC dated as of October 14, 2019 (incorporated by reference to Exhibit 10.1 of Amendment No. 3 to this Schedule 13D, filed with the SEC on October 18, 2019).

10.5	Convertible Promissory Note to CGI Cellerate RX, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 10-Q, filed with the SEC on November 14, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

CGI CELLERATE RX, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

FA SANARA, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

CATALYST ROCHAL, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

/s/ Brad Gurasich
Brad Gurasich

/s/ Ronald T. Nixon
Ronald T. Nixon

The Catalyst Group, Inc.

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

Family Alignment LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon